BRF S.A.

Publicly Held Company

CNPJ 01.838.723/0001-27

NIRE 42.300.034.240

CVM 1629-2

MINUTES OF THE EXTRAORDINARY MEETING OF THE BOARD OF DIRECTORS

HELD ON MARCH 21, 2024

1.	Date, Time and Place: Held on March 21, 2024, at 2 p.m., by videoconference.

2.	Convocation and Attendance: Call duly carried out under the terms of article 21 of the Company's Bylaws, with the presence of the totality of the members of the Board of Directors, namely: Messrs. Marcos Antonio Molina dos Santos, Sergio Agapito Lires Rial, Marcia Aparecida Pascoal Marçal dos Santos, Flávia Maria Bittencourt, Augusto Marques da Cruz Filho, Deborah Stern Vieitas, Aldo Luiz Mendes, Pedro de Camargo Neto, Altamir Batista Mateus da Silva and Eduardo Augusto Rocha Pocetti.

3.	Composition of the Bureau: Chairman: Mr. Marcos Antonio Molina dos Santos. Secretary: Mr. Bruno Machado Ferla.

4.	Agenda: Analysis and Approval of the: (i) the provision and constitution, by the Company, of a guarantee ("Guarantee"), to be provided by the Company together with AES BRASIL ENERGIA S.A., a corporation registered as a publicly-held company before the Brazilian Securities and Exchange Commission ("CVM"), in category "A", headquartered in the City of São Paulo, State of São Paulo, at Avenida Engenheiro Luiz Carlos Berrini, nº 1.376, 12th floor, Tower A, Sala Digitalização, Cidade Monções, CEP 04571-936, registered with the CNPJ/MF under No. 37.663.076/0001-07 ("AES" and, when together with the Company, the "Guarantors"), in proportion to their respective equity interests in POTENGI HOLDINGS S.A., a corporation not registered as a publicly-held company with the CVM, headquartered in the City of São Paulo, State of São Paulo, at Avenida Engenheiro Luiz Carlos Berrini, nº 1.376, esc. 121, Tower A – Torre Nações Unidas, Cidade Monções, CEP 04571-936, registered with the CNPJ/MF under No. 42.165.941/0001-25, with its articles of incorporation registered under NIRE No. 35300569903 ("Issuer" or "Potengi""), with the objective of ensuring the faithful, punctual and full fulfillment of the main and ancillary obligations assumed by the Issuer, within the scope of its 2nd (second) issuance of 210,000 (two hundred and ten thousand) simple debentures, not convertible into shares, in a single series, of the unsecured type, with additional fiduciary guarantee ("Debentures"), with a maturity of eighteen (18) years and six (6) months from the date of
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BRF S.A. Publicly Held Company CNPJ 01.838.723/0001-27 NIRE 42.300.034.240 CVM 1629-2 MINUTES OF THE EXTRAORDINARY MEETING OF THE BOARD OF DIRECTORS HELD ON MARCH 21, 2024
issuance of the Debentures to be defined in the Issue Date (as defined below) ("Issue Date") and nominal value of R$ 1,000.00 (one thousand reais) ("Nominal Unit Value"), totaling, on the Issue Date, the total amount of R$ 210,000,000.00 (two hundred and ten million reais) ("Issue"), which will be subject to public distribution, intended exclusively for qualified investors, as defined pursuant to Articles 12 and 13 of CVM Resolution No. 30, of May 11, 2021, as amended from time to time, and will therefore be subject to the automatic registration procedure of a public offering for the distribution of securities, pursuant to Article 26, item IX, and article 27, item II, of CVM Resolution No. 160, of July 13, 2022, as amended, of Law No. 12,431, of June 24, 2011, as amended, and other applicable legal and regulatory provisions ("Offering"), under the firm placement guarantee regime for the total amount of the Issue, subject to the terms and conditions of the Issuance and the Debentures to be established through the execution of the "Private Deed Instrument of the 2nd (Second) Issuance of Simple Debentures, Non-Convertible into Shares, of the Unsecured Type, with Additional Fiduciary Guarantee, in a Single Series, for Public Distribution, under the Automatic Registration Rite, of Potengi Holdings S.A.", to be entered into between the Issuer, Oliveira Trust Distribuidora de Títulos e Valores Mobiliários S.A., a financial institution domiciled in the City of São Paulo, State of São Paulo, at Rua Joaquim Floriano, nº 1.052, 13º andar, Itaim Bibi, CEP 04534-004, registered with the CNPJ/MF under No. 36.113.876/0004-34, as fiduciary agent ("Fiduciary Agent"), the Company and AES, acting as guarantors ("Deed of Issue"); (ii) express authorization for the Company's representatives and well-constituted attorneys-in-fact, pursuant to the Company's Bylaws, to perform all acts, take all measures and adopt all necessary measures related to the execution and formalization of the Issuance, the Offer and the provision of the Guarantee, including, but not limited to, the execution of the Deed of Issue, the distribution agreement for the Offering ("Distribution Agreement") and any amendments thereto; and (iii) the ratification of the acts already performed by the Company's Executive Board and well-constituted attorneys-in-fact, related exclusively to the above resolutions.

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BRF S.A. Publicly Held Company CNPJ 01.838.723/0001-27 NIRE 42.300.034.240 CVM 1629-2 MINUTES OF THE EXTRAORDINARY MEETING OF THE BOARD OF DIRECTORS HELD ON MARCH 21, 2024
5.	Resolutions: After analyzing and discussing the matters on the Agenda, the members of the Board of Directors, by unanimous vote and without any restrictions, decided:

5.1.      To approve the provision of the Guarantee, by the Company, as a guarantee of the faithful, punctual and full payment of the Guaranteed Obligations (as defined in the Deed of Issue), including, but not limited to, the pecuniary, principal and ancillary obligations, present and future, assumed by the Issuer in the Issue, including, but not limited to, the obligations relating to the full and timely payment of the Updated Nominal Unit Value (as defined in the Deed of Issue), of the respective Remuneration (as defined in the Deed of Issue), the Late Fees (as defined in the Deed of Issue), as well as other charges related to the Deed of Issue, whether on the respective Remuneration Payment Dates (as defined in the Deed of Issue) or Amortization Date (as defined in the Deed of Issue), on the Maturity Date (as defined in the Deed of Issue), or by virtue of the early maturity of the obligations arising from the Debentures, under the terms of the Deed of Issue.

5.2.      Expressly authorize the Company's representatives and well-appointed attorneys-in-fact, pursuant to the Company's Bylaws, to perform all acts, take all measures and adopt all necessary measures related to the Issuance, the Offer and the Guarantee, including, but not limited to: (i) the formalization, execution and negotiation of the terms and conditions related to the resolutions hereby approved for the Issuance, the Offer and the Surety, and the Company is authorized to enter into any and all minutes, books, powers of attorney, notifications, communications, documents, requests, forms, instruments, contracts and annexes related to the Issuance, the Offer and the provision of the Guarantee, including the execution of the Deed of Issue and the Distribution Agreement and any amendments; and (ii) the establishment of additional conditions, performing all necessary acts and signing all documents required to carry out the resolutions provided for herein; and

5.3.      Ratify the acts already performed by the Company's Executive Board and well-constituted attorneys-in-fact, related exclusively to the above resolutions.

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BRF S.A. Publicly Held Company CNPJ 01.838.723/0001-27 NIRE 42.300.034.240 CVM 1629-2 MINUTES OF THE EXTRAORDINARY MEETING OF THE BOARD OF DIRECTORS HELD ON MARCH 21, 2024

6.           Documents Filed with the Company: Documents that supported the resolutions taken by the members of the Board of Directors or that are related to the information provided during the meeting are filed at the Company's headquarters.

7.           Closing: As there was nothing further to discuss, the meeting was adjourned, and these Minutes were drawn up by means of electronic processing, which, after being read and approved, was signed by all the Directors present.

Capitalized terms used in these Minutes that are not defined herein have the meaning ascribed to them in the Deed of Issue.

I certify that the above extract is a faithful transcription of an excerpt from the minutes drawn up in the Book of Minutes of Ordinary and Extraordinary Meetings of the Company's Board of Directors.

São Paulo, March 21, 2024.

_______________________________

Bruno Machado Ferla

Secretary

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